UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)*

ModSys International Ltd.
(Name of Issuer)

Ordinary Shares, NIS 0.04 per share
(Title of Class of Securities)

M70378100
(CUSIP Number)

Michael Self c/o Lake Union Capital Management, LLC 714 3rd Street South Kirkland, WA 98033 (206) 838-3277
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2014
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13D-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	M70378100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lake Union Capital Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC and/or AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,561,512

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,561,512

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,561,512

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.36%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	M70378100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lake Union Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,978,329

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,978,329

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,978,329

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.59%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	M70378100

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael Self

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	[_]
	(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,978,329

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,978,329

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
1,978,329

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES	[_]
CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.59%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	M70378100

Item 1.	Security and Issuer.

This Schedule 13D relates to Ordinary Shares, NIS 0.04 per share (the "Shares") of ModSys International Ltd., a corporation incorporated in Israel (the "Issuer").  The principal executive offices of the Issuer are located at 600 University Street, Suite 2409, Seattle, Washington 98101.  As of December 3, 2014, the Issuer changed its name from BluePhoenix Solutions Ltd. to ModSys International Ltd.

Item 2.	Identity and Background.

(a) (b) (c) and (f)
This statement is being filed by the following persons: Lake Union Capital Fund, LP, a Delaware limited partnership (the "Partnership"), Lake Union Capital Management, LLC, a Delaware limited liability company (the "Investment Manager"), and Michael Self, a citizen of the United States.

The Partnership, the Investment Manager and Michael Self are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."

The Partnership is principally engaged in the business of investing in securities.  The business address and principal executive offices of the Partnership are located at 714 3rd Street South, Kirkland, WA 98033.

The Investment Manager is principally engaged in the business of providing investment management services.  The business address and principal executive offices of the Investment Manager are located at 714 3rd Street South, Kirkland, WA 98033.

Michael Self is the managing member of the Investment Manager and his business address is 714 3rd Street South, Kirkland, WA 98033.

(d), (e)
None of the Reporting Persons has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds used for the acquisition of 711,942 of the Shares came from the working capital and/or an affiliate of the Reporting Persons.  An additional 45,360 Shares were acquired in connection with an Assignment Agreement with the Issuer as further described in the Issuer's Form 20-F filed on April 17, 2012.  The remaining 1,221,027 Shares were acquired pursuant to the Reporting Persons' exercise of an option granted to them under the Amended Loan Agreement.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Reporting Persons are filing this Schedule 13D/A to report a change in their beneficial ownership percentage of the Shares, as indicated in Item 5 below.

The Reporting Persons, depending on a number of factors, currently expect to reduce their position in the Issuer.

The Reporting Persons plan on filing on Schedule 13G with respect to the Issuer following the filing of this Schedule 13D/A.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)
As of the date hereof, the Partnership may be deemed to be the beneficial owner of and has shared voting and dispositive power of 1,561,512 Shares, constituting 8.36% of the Shares, based on 18,685,496 Shares outstanding as of August 9, 2016, as reported to on the Issuer's most recently filed Form 10-Q.
As of the date hereof, the Investment Manager has shared voting and dispositive power with respect to 1,978,329 Shares owned beneficially by private investment vehicles, including the Partnership (collectively, the "Funds"), for which the Investment Manager serves as investment manager, representing approximately 10.59% of the Issuer's outstanding Shares.
As of the date hereof, Michael Self, in his capacity as a Managing Member of the Investment Manager, has shared voting and dispositive power with respect to 1,978,329 Shares owned beneficially by the Funds, representing approximately 10.59% of the Issuer's outstanding Shares.

(c)	There have been no transactions in the Shares by the Reporting Persons during the past 60 days.

Item 7.	Material to be Filed as Exhibits.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

LAKE UNION CAPITAL FUND, LP
By: Lake Union Capital Management, LLC
General Partner
By: /s/ Michael Self
Michael Self Managing Member
LAKE UNION CAPITAL MANAGEMENT, LLC
By: /s/ Michael Self
Michael Self Managing Member
MICHAEL SELF /s/ Michael Self Michael Self

Dated:  October 14, 2016

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).